UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

P&F INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Richard B. Goodman, Esq.

General Counsel

P&F Industries, Inc.

445 Broadhollow Road, Suite 100

Melville, New York 11747

(631) 694-9800

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications)

October 14, 2014

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(a), 13d-1(f), or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only)
Richard Horowitz
SS #

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

Number of Shares Beneficially Owned Each Reporting Person with:	7.	Sole Voting Power	1,349,629 shares of Class A Common Stock

	8.	Shared Voting Power	0 shares of Class A Common Stock

	9.	Sole Dispositive Power	1,349,629 shares of Class A Common Stock

	10.	Shared Dispositive Power	0 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,349,629 shares of Class A Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9% of outstanding Class A Common Stock

14.	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D/A

Introductory Note:

This Amendment No. 4 (“Amendment No. 4”) amends a Statement on Schedule 13D dated May 18, 2000 by Richard Horowitz (the “Reporting Person” or “Mr. Horowitz”) and Linda Horowitz, as amended by Amendment No. 1 filed jointly by the Reporting Person, the Estate of Linda Horowitz (the “Estate”) and The Article FOURTH Trust u/w/o Linda Horowitz (the “Trust”) on May 23, 2007, Amendment No. 2 filed jointly by the Reporting Person, the Estate and the Trust on April 28, 2008, and Amendment No. 3 filed jointly the Reporting Person and the Trust on July 5, 2014 (such Statement on Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”).

Amendment No. 4 is being filed to reflect the purchase by P&F Industries, Inc. (the “Issuer” or “Company”) from Timothy J. Stabosz of 208,325 shares of the Issuer’s Class A Common Stock (the “Common Stock”), effective October 14, 2014, which increased the beneficial ownership percentage of the Reporting Person (but not the amount of shares of Common Stock beneficially owned by him) and to reflect certain transactions by the Reporting Person, as set forth below.

Item 2. Identity and Background.

The information contained in Item 2 of Schedule 13D is hereby amended by replacing it in its entirety with the following paragraph:

This Statement is hereby filed solely by the Reporting Person. The Reporting Person is Chairman of the Board, President, Chief Executive Officer and Assistant Treasurer of the Issuer. The principal executive office of the Issuer is located at 445 Broadhollow Road, Suite 100, Melville, New York 11747. The Reporting Person is a citizen of the United States of America. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws..

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 3 of Schedule 13D is hereby amended and supplemented by adding the following information:

On June 5, 2014, the Reporting Person exercised options to purchase 75,188 shares of the Common Stock at an exercise price of $8.06 per share. Such options were exercised on such date by written notice and payments in cash to the Issuer pursuant to the terms of the Issuer’s 2002 Stock Incentive Plan and the Reporting Person’s option agreement relating to such options. The consideration of $606,015 was paid by the Reporting Person from personal funds.

On September 29, 2014, the Reporting Person purchased 5,000 shares of Common Stock from Grace Horowitz, the Reporting Person’s mother, for a purchase price of $8.05 per share. The consideration of $40,250 was paid by the Reporting Person from personal funds.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of Schedule 13D is hereby amended by replacing it in its entirety with the following paragraph:

The responses of the Reporting Person to Rows (7) through (13) of the cover page hereof, as well as the responses to Item 3 of Schedule 13D, are incorporated herein by reference. Included in the shares of Class A Common Stock beneficially owned by the Reporting Person are 170,000 shares issuable upon the exercise of stock options within 60 days of the filing of Amendment No. 4.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2014

/s/ Richard Horowitz
Richard Horowitz